UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Plug Power, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

72919P103

(CUSIP Number)

Catherine S. Hill, Esq.

Mechanical Technology Incorporated

30 South Pearl Street

Albany, New York 12207

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2001

(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: 

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103

1 Name of Reporting Person

S.S. or I.R.S. Identification No.

of Above Person

Mechanical Technology Incorporated

I.R.S. Identification No. 141462255

_____________________________________________________________________________

2 Check the Appropriate Box if (a) [ ]

a Member of a Group (b) [ ]

_____________________________________________________________________________

3 SEC Use Only

_____________________________________________________________________________

4 Source of Funds

OO

_____________________________________________________________________________

5 Check if Disclosure of Legal Proceedings

is Required Pursuant to Items 2(d) or 2(e) [ ]

_____________________________________________________________________________

6 Citizenship or Place of Organization

State of New York

_____________________________________________________________________________

7 Sole Voting Power 12,569,315

__________________________________________________

Number of Shares 8 Shared Voting Power 0

Beneficially Owned by __________________________________________________

Reporting Person With

9 Sole Dispositive Power 12,569,315

__________________________________________________

10 Shared Dispositive Power 0

__________________________________________________

11 Aggregate Amount Beneficially

Owned By Each Reporting Person 12,569,315

________________________________________________________________________

12 Check Box if the Aggregate Amount

in Row (11) Excludes Certain Shares [ ]

___________________________________________________________________________

13 Percent of Class Represented

Amount in Row (11) 28.57%

___________________________________________________________________________

14 Type of Reporting Person CO

Schedule 13D/A

This Amendment No. 3 to the Schedule 13D amends and supplements the Schedule 13D originally filed on December 11, 2000 (the "Schedule 13D") by Mechanical Technology Inc., a New York Corporation. Unless otherwise defined herein, all capitalized terms used herein have the respective meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to read as follows:

The business conducted by the Issuer was initially developed by MTI prior to June, 1997, and was contributed to Plug Power, LLC (the predecessor of the Company) in exchange for equity interests. Based upon the historical development of business of the Issuer; the significant continuous equity ownership by MTI of Plug Power, LLC and the Issuer; the representation by officers and directors of MTI on the Board of Directors of the Issuer (as of May 15, 2001, 2 directors of MTI serve on the Board of Directors, one of which is the Chairman of the Board of Directors, and Chief Executive Officer of MTI serves as Chairman of the Board of Directors of the Issuer); and the participation of the Chairman of the Board of Directors (and, from time to time, other directors) of MTI in the business affairs of the Issuer, MTI has exercised, and continues to have the power to exercise a controlling influence over the management or policies of the Issuer.

From time to time, MTI has engaged in discussions with Plug Power, its officers and directors and other significant shareholders relating to Plug Power's policies, management, directors, business, operations, financial condition, strategies and other developments, and MTI intends to engage in such discussions in the future. From time to time, MTI may buy or sell additional shares of Plug Power Common Stock on the open market, in private negotiated transactions, or otherwise.

Commencing on March 6, 2001, and through March 9, 2001, MTI sold 310,000 shares of Common Stock of the Issuer pursuant to Rule 144. On March 9, 2001, MTI entered into a plan under Rule 10b5-1 (the "Plan") to sell up to 1.4 million shares of Common Stock of the Issuer. As of May 15, 2001, 825,000 shares of Common Stock of the Issuer have been sold pursuant to the Plan. In accordance with the terms of the Plan, over the course of the next ten months, the remaining 575,000 shares of Common Stock of the Issuer will be sold. If all of the shares of Common Stock of the Issuer covered by the Plan are sold, MTI will own 11,994,315 shares, or 27.27 percent, of the Common Stock of the Issuer.

In addition to the foregoing, as significant shareholders of Plug Power and through any of its representatives that may be members of Plug Power's Board of Directors, MTI may consider, from time to time, (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) causing a class of equity securities of the Issuer to become eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read as follows:

As of May 15, 2001:

(a) MTI is the direct and beneficial owner of 12,569,315 shares of the Issuer Common Stock, including 575,000 shares covered by the Plan, representing 28.57% of the Common Stock outstanding.

(b) MTI has the sole power to vote and sole dispositive power for 12,569,315 shares of the Issuer Common Stock.

(c) During the past sixty (60) days MTI has sold shares of Common Stock of the Issuer, in open market transactions, as follows:

Date	Number of shares	Price per share	Date	Number of shares	Price per share	Date	Number of shares	Price per share
03/16/01	7,500	$12.7917	04/09/01	5,000	$13.5000	05/04/01	60,000	$21.2183
03/19/01	10,000	$13.9531	04/10/01	15,000	$14.9167	05/07/01	20,000	$21.8375
03/20/01	12,500	$15.1250	04/11/01	15,000	$14.9167	05/08/01	20,000	$21.6950
03/21/01	10,000	$14.7500	04/12/01	22,500	$14.7500	05/09/01	65,000	$22.9327
03/22/01	25,000	$13.1500	04/16/01	50,000	$16.4625	05/10/01	20,000	$23.0313
03/23/01	30,000	$13.9375	04/17/01	20,000	$20.1053	05/11/01	10,000	$22.6300
03/26/01	5,000	$14.5000	04/18/01	2,500	$19.5000	05/14/01	30,000	$22.3571
03/27/01	35,000	$14.6250	04/19/01	5,000	$19.0000	05/15/01	20,000	$22.8125
03/28/01	15,000	$14.1667	04/20/01	5,000	$19.3500
03/29/01	5,000	$14.0000	04/25/01	2,500	$18.2500
03/30/01	15,000	$14.0833	04/26/01	17,500	$19.0664
04/02/01	15,000	$13.9375	04/27/01	7,500	$19.5800
04/03/01	5,000	$13.2500	04/30/01	10,000	$20.0500
04/04/01	10,000	$12.9375	05/01/01	80,000	$22.0007
04/05/01	15,000	$13.4167	05/02/01	50,000	$23.9060
04/06/01	15,000	$13.6667	05/03/01	30,000	$23.4500

No other Control Person has purchased or sold any shares of Plug Power Common Stock.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated: May 16, 2001

Mechanical Technology Incorporated

s/Cynthia A. Scheuer

By: Cynthia A. Scheuer